May 20, 2009

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	WRL Series Life Account ("Registrant")
Western Reserve Life Assurance Co. of Ohio ("Depositor")
Request for Withdrawal of Amendment to Registration Statement on Form N-6
(File No. 333-58322)
WRL Freedom Elite Builder
Accession Number: 0000778209-09-000069
CIK: 0000778209

Commissioners:

Pursuant to Rule 477 under the Securities Act of 1933 (the "Securities Act"), the Registrant and Depositor (the "Registrants") respectfully request that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the above captioned amendment to the Form N-6 Registration Statement. This Amendment was inadvertently filed twice on April 27, 2009 and the second filing appears on the Commission’s website under Accession Number 0000778209-09-000070; such filing will remain as PEA #17 to the Registration Statement.

If you have any questions regarding this amendment withdrawal request, please contact the undersigned at (727) 299-1830 or Gayle Morden at (727) 299-1747.

Sincerely,

WRL Series Life Account

Western Reserve Life Assurance Co. of Ohio

By: /s/ Arthur D. Woods

Arthur D. Woods

Senior Council and Vice President, on behalf of the Registrant and the Depositor, pursuant to Rule 478(c) under the Securities Act cc: Mary Jane Wilson-Bilek, Esq., Sutherland